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                                                                    EXHIBIT 12.1

       PENNSYLVANIA POWER & LIGHT COMPANY AND SUBSIDIARIES, CONSOLIDATED

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                             (Millions of Dollars)

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
                                                           1996    1995    1994    1993    1992
                                                          ------  ------  ------  ------  ------
Fixed charges, as defined:
 Interest on long-term debt......................         $ 207   $ 213   $ 214   $ 226   $ 240
 Interest on short-term debt
  and other interest.............................            11      18      18      13      12
 Amortization of debt discount, expense
  and premium - net..............................             2       2       2       2       1
 Interest on capital lease
  obligations
    Charged to expense...........................            13      15      12       9      10
    Capitalized..................................             2       2       1       1       2
 Estimated interest component of
  operating rentals..............................             8       8       6       5       5
 Proportionate share of fixed charges
  of 50-percent-or-less-owned
  persons........................................             1       1       1       1       2
                                                          -----   -----   -----   -----   -----

   Total fixed charges...........................         $ 244   $ 259   $ 254   $ 257   $ 272
                                                          =====   =====   =====   =====   =====

Earnings, as defined:
 Net income......................................         $ 357   $ 352   $ 243   $ 348   $ 346
 Less undistributed income of less
  than 50-percent-owned persons..................           -       -       -       -       -
                                                          -----   -----   -----   -----   -----
                                                            357     352     243     348     346

Add (Deduct):
 Federal income taxes............................           189     195     199     163     145
 State income taxes..............................            64      62      77      64      65
 Deferred income taxes...........................            10      15     (45)     22      33
 Investment tax credit - net.....................           (10)    (11)    (12)    (14)    (14)
 Income taxes on other income and
  deductions - net...............................            (2)     26     (38)     (1)      0
 Amortization of capitalized
  interest on capital leases.....................             4       6       9      12      13
 Total fixed charges as above
  (excluding capitalized interest
  on capital lease obligations)..................           243     257     253     256     271
                                                          -----   -----   -----   -----   -----
    Total earnings...............................         $ 855   $ 902   $ 686   $ 850   $ 859
                                                          =====   =====   =====   =====   =====
Ratio of earnings to fixed
 charges.........................................          3.50    3.48    2.70    3.31    3.15
                                                          =====   =====   =====   =====   =====
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